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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 69523 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YYYY) AND ENDING 12/31/2019 (MM/DD/YYYY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TIGERRISK CAPITAL STRATEGIES LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Avenue of the Americas, Suite 3005
(No. and Street)

| New York | NY | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name -- *if individual, state last, first, middle name* )

| 488 Madison Avenue, Floor 3 | New York | NY | 10022 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Stephen Fromm, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tigerrisk Capital Strategies LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

LOUIS MATTIELLI
Notary Public, State of New York
No. 02MA6038080
Qualified in New York County
Commission Expires March 6, 2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TIGERRISK CAPITAL STRATEGIES LLC

Financial Statement
December 31, 2019

# TIGERRISK CAPITAL STRATEGIES LLC

## Index

Crowe LLP
Independent Member Crowe Global

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member and Those Charged with Governance
TigerRisk Capital Strategies LLC
New York, New York

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of TigerRisk Capital Strategies LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2015.

New York, New York
February 28, 2020

**TIGERRISK CAPITAL STRATEGIES LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2019**

ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 3,192,036 |
| Accounts receivable | | 1,159,519 |
| Due from clearing broker | | 242,091 |
| Prepaid expenses | | 237,005 |
| Reimbursable client expenses | | 138,500 |
| Fixed assets, net of accumulated depreciation of $219,258 | | 40,206 |
| Due from affiliates | | 129,533 |
| | | |
| TOTAL ASSETS | $ | 5,138,890 |

LIABILITIES AND MEMBER'S CAPITAL

| | | |
|---|---|---:|
| LIABILITIES | | |
| Accounts payable and accrued expenses | $ | 729,920 |
| Deferred revenue | | 410,000 |
| Due to affiliates | | 332,113 |
| | | |
| Total liabilities | | 1,472,033 |
| | | |
| MEMBER'S CAPITAL | | 3,666,857 |
| | | |
| Total liabilities and member's capital | $ | 5,138,890 |

The accompanying notes are an integral part of this statement of financial condition.

Note 1.  ORGANIZATION

TigerRisk Capital Strategies LLC (the "Company"), a wholly-owned subsidiary of TigerRisk Partners LLC (the "Parent Company"), was formed on July 3, 2008, under the Delaware Limited Liability Act. The Company acts as a broker-dealer engaging in private placement of securities, merger and acquisition advisory services, and providing related financial services. The Company, which is a member of the Financial Industry Regulatory Authority (FINRA) since May 2015, carries no customer funds or securities and is exempt from the requirement to make computations for the determination of reserve requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company is headquartered in New York, New York.

All securities transactions are cleared through a clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for customers or perform custodial functions related to customer's securities.

The Company operates under the exemption provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and, accordingly, is exempt from the remaining provision of that rule.

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation:

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Estimates:

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Certain amounts included in the financial statement are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statement and actual results could differ from the estimates and assumptions.

Cash and cash equivalents:

For purposes of presentation on the statement of financial condition, the Company considers highly liquid instruments, with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash and cash equivalents. Cash and cash equivalent balances may periodically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage limits.

Revenue recognition:

Revenue from contracts with customers includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time. Investment banking revenues include fees earned from providing services related to mergers and acquisition, private placements, financial advisory services provided to the Company's customers upon entering into an agreement, and brokerage revenue earned from brokering ISDA Swaps. The Company recognizes investment banking fees in accordance with Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers". Fees from these revenues are recognized in

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

accordance with the terms of the related agreements. These agreements are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. Retainers received from customers prior to recognizing revenue are reflected as deferred liabilities.

Commission revenue is recorded on a trade-date basis. Clearing costs and other fees incurred in the execution of customer-directed trades are also recorded on a trade-date basis.

Leases:

On January 1, 2019 the Company adopted the provisions of ASU 2016-02, Leases (Topic 842), which superseded the existing guidance for lease accounting. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application. Topic 842 includes a number of optional practical expedients that entities may elect to apply. The practical expedients relate to the identification and classification of leases that commenced before the effective date, initial direct costs for leases that commenced before the effective date, and the ability to use hindsight in evaluating lessee options to extend or terminate a lease or to purchase the underlying asset. The Company adopted these practical expedients: not reevaluating whether or not a contract contains a lease; retaining current lease classification; not reassessing initial direct costs for existing leases; and not reassessing existing land easements that were not previously accounted for as leases under current lease accounting rules. The Company did not utilize the practical expedient of hindsight in its lease assessments. An entity that elects to apply these practical expedients will, in effect, continue to account for leases that commence before the effective date in accordance with previous U.S. GAAP unless the lease is modified, except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases at each reporting date based on the present value of the remaining minimum rental payments that were tracked and disclosed under previous U.S. GAAP.

The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that as of January 1, 2019 or during the year ended December 31, 2019 no agreements or arrangements existed that would be classified as a lease under the adopted guidance.

Depreciation and Amortization:

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is provided on straight line basis using estimated useful lives of five years.

Accounts Receivable:

Customer accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. Customer account balances over 120 days are reviewed by management based on the customer's current creditworthiness and willingness to pay for the work performed. Based on this review, the carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that are doubtful for collection. Since all customer receivables are believed to be fully collectible, no allowance for doubtful accounts is reflected in the accompanying financial statement.

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Income Taxes:

The Company is treated as a partnership for federal income tax purposes and generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the member's tax situation. As a result, the financial statement does not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The U.S. Federal jurisdiction, New York and Connecticut are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal examinations by tax authorities for years before 2016.

Fair Value:

The Company's short term financial instruments consist of cash and cash equivalents, prepaid expenses, receivables and current liabilities. The carrying value of these short term instruments approximates their estimated fair values based on the instruments' short term nature.

Note 3.  RELATED PARTY TRANSACTIONS

At December 31, 2019, the Company has due to and from affiliates in the amount of $332,113 and $129,533, respectively, which is reflected on the accompanying statement of financial condition. The due to affiliates represents amounts due for operational expenses and are non-interest bearing or due on demand. The due from affiliates represents amounts owed for operational expenses incurred by the affiliates and are non-interest bearing or due on demand.

The Company entered into an expense sharing agreement whereby most expenses including the Parent Company's office rental lease agreement associated with the operations of the Company are paid by the Parent Company and charged back to the Company. The expenses charged to the Company during the fourth quarter of the year ended December 31, 2019 were forgiven by the Parent Company and treated as capital contributions by the Company. For the year ended December 31, 2019, the Parent Company forgave $1,466,324 of expenses.

Some personnel have employment contracts with the Parent Company and are assigned to the Company for a portion of their time and prorated based on the amount of time required.  The costs related to employees include salaries, 401k match and discretionary contribution, other benefits and discretionary bonuses.  Other operating costs are allocated based on estimated usage.

Note 4.  PROPERTY AND EQUIPMENT

The major classes of fixed assets as of the balance sheet date are as follows:

| Asset Class | Cost | Accumulated Depreciation/Amortization | Net |
|---|---|---|---|
| Furniture & fixtures | $ 218,760 | $ (180,013) | $ 38,747 |
| Computers & equipment | 40,704 | (39,245) | 1,459 |
| Total | $ 259,464 | $ (219,258) | $ 40,206 |

On January 1, 2019 the Company adopted the provisions of ASU 2016-02, Leases (Topic 842). It was determined that as of January 1, 2019 or during the year ended December 31, 2019 no agreements or arrangements existed that would be classified as a lease under the adopted guidance. In accordance with the rule, leasehold improvements worth $26,050 were transferred to the Parent Company as the leaseholder on January 1, 2019.

Note 5.  NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1 in the first year of operations and 15 to 1 thereafter. Net capital and aggregate indebtedness change daily. As of December 31, 2019, the Company had net capital of $1,960,446, which was $1,860,446 in excess of its required net capital of $100,000, and the ratio of aggregate indebtedness to net capital was 0.62 to 1.

Note 6. CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2019.

Note 7. SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through February 28, 2020 the date that the accompanying statement of financial condition was available to be issued. The Parent contributed $500,000 to fund the Company's operations on January 29, 2020. There were no other subsequent events which would require disclosure in the footnotes to the statement of financial condition.